UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Schedule 13G

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)
(Amendment No. 1)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

  (Title of Class of Securities)

87236Y 108

  (CUSIP Number)

J. Joe Ricketts
c/o Hugo Enterprises LLC
1395 South Platte River Drive
Denver, Colorado 80223

with a copy to:
Alan L. Dye
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, D.C. 20007
(202) 637-5737

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872364Y 108	13G

1	NAMES OF REPORTING PERSONS

J. Joe Ricketts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
32,686,808

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
32,686,808

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,686,808

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%[1]

12	TYPE OF REPORTING PERSON*
IN

1
Based on 560,363,945 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of January 22, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2018.

CUSIP No. 872364Y 108	13G

Item 1(a)	Name of Issuer:

TD Ameritrade Holding Corporation (the "Issuer")

Item 1(b)	Address of Issuer's Principal Executive Offices:

200 South 108th Avenue Omaha, Nebraska 68154

Item 2(a)	Name of Person Filing:

J. Joe Ricketts

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Hugo Enterprises LLC 1395 South Platte River Drive Denver, Colorado 80223

Item 2(c)	Citizenship:

U.S.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e)	CUSIP No.:

87236Y 108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:

32,686,808*

  *  Does not include 13,873,875 shares of Common Stock owned by Marlene M. Ricketts, the Reporting Person's spouse.  The Reporting Person disclaims beneficial ownership of all shares held by Ms. Ricketts.

(b)	Percent of Class

5.8%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 32,686,808

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposistion of: 32,686,808

(iv) Shared power to dispose or to direct the disposistion of: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2019

/s/ J. Joe Ricketts
J. Joe Ricketts